UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NORTH PENN BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

661454 10 8

(CUSIP Number)

Frederick L. Hickman

President and Chief Executive Officer

North Penn Mutual Holding Company

216 Adams Avenue

Scranton, Pennsylvania 18503-1692

(570) 344-6113

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 661454 10 8

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). North Penn Mutual Holding Company IRS Identification No.: 20-2908621
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURS TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 778,415 8 SHARED VOTING POWER 0 9 SOLE DISPOSTIVE POWER 778,415 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 778,415
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 53.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.10 per share, of North Penn Bancorp, Inc. (the “Issuer” of the “Company”), a Pennsylvania state-chartered stock corporation. The principal executive office of the Issuer is located at 216 Adams Avenue, Scranton, Pennsylvania 18503-1692.

Item 2. Identity and Background

(a)	The name of the reporting person is North Penn Mutual Holding Company (the “MHC”).

(b)	The principal office of the MHC is located at 216 Adams Avenue, Scranton, Pennsylvania 18503-1692.

(c)	The MHC’s principal business is to hold a majority of the Issuer’s shares of common stock.

(d)	The MHC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	The MHC has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The MHC is a Pennsylvania state-chartered mutual holding company.

Attached as Schedule I hereto and incorporated herein by reference is a list containing certain information with respect to each director and executive officer of the MHC (the “Insiders”). To the MHC’s knowledge, each of the Insiders is a United States citizen, and none of such Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have the Insiders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On June 1, 2005, North Penn Bank (the “Bank”) reorganized from the mutual to mutual holding company structure in accordance with the Amended and Restated Plan of Reorganization and Minority Stock Issuance dated December 6, 2004 (the “Plan”). Pursuant to the Plan, the Bank converted to stock form and the Issuer and the MHC were established. In connection with the reorganization, the Issuer issued a total of 1,443,555 shares of common stock of which 778,415 shares were issued to the MHC in exchange for the MHC’s ownership of 100% of the Bank’s common stock. All purchases by Insiders were from personal funds.

Item 4. Purpose of Transaction

The primary purpose of the reorganization was to establish a structure that will result in the raising of additional capital to support future lending and operational growth and may also support possible future branching activities or acquisitions. The reorganization will also enable the Bank’s employees and officers to obtain an equity ownership interest in the Bank. The mutual holding company structure permitted the Issuer to sell capital stock, which is a source of capital not available to a mutual savings bank. Because the Issuer only sold a minority of the common stock to the public, the Bank’s mutual form of ownership and its ability to remain an independent savings bank and to provide community-oriented financial services is expected to be preserved.

Although the MHC and the Insiders intend to exercise their rights as shareholders, neither the MHC nor the Insiders currently have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s articles of incorporation, bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) – (b) The MHC beneficially owns 778,415 shares, representing 53.9% of the 1,443,555 outstanding shares of the Issuer’s common stock as of June 1, 2005.

The MHC has sole voting power over 778,415 shares.

The MHC does not have shared voting power over any of its shares.

The MHC has sole dispositive power over 778,415 shares.

The MHC does not have shared dispositive power over any of its shares.

Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

Name	Number of Shares Owned		Percent of Common Stock Outstanding
Thomas A. Byrne	1,200	(1)		*
Thomas J. Dziak	7,000	(2)		*
Philip O. Farr	10,200	(3)		*
Gordon S. Florey	2,000	(4)		*
Frederick L. Hickman	10,313	(5)		*
Herbert C. Kneller	1,200			*
Frank H. Mechler	5,000	(6)		*
James W. Reid	2,000			*
Otto P. Robinson	2,500			*
David Samuel	5,000			*
John Schumacher	2,500			*
Kevin M. Lamont	20,000	(7)	1.39%

*	Represents less than 1% of shares outstanding.
(1)	These shares are held by Mr. Byrne in the North Penn Bank Savings & Profit Sharing Plan and Trust.
(2)	Includes 2,000 shares held by Mr. Dziak in the North Penn Bank Savings & Profit Sharing Plan and Trust.
(3)	Includes 100 shares held by Mr. Farr as custodian for his son under the Uniform Transfers to Minors Act and 100 shares held by Mr. Farr as custodian for his daughter under the Uniform Transfers to Minors Act.
(4)	These shares are held by Mr. Florey in his IRA.
(5)	Includes 4,836 shares held by Mr. Hickman in the North Penn Bank Savings & Profit Sharing Plan and Trust, 100 shares held by Mr. Hickman as custodian for his daughter under the Uniform Transfers to Minors Act and 100 shares held by Mr. Hickman as custodian for his son under the Uniform Transfers to Minors Act.
(6)	Includes 5,000 shares held by Mr. Mechler in a trust for his spouse.
(7)	Includes 10,000 shares held by Lamont Development Company, Inc.

(c) Other than the issuance of such shares to the MHC and the purchase of such shares by the Insiders on June 1, 2005, neither the MHC nor the Insiders have effected any transactions in the Issuer’s common stock within the past 60 days.

(d) No person other than the MHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the MHC as described in Items 5(a) and (5(b).

Item 6. Contracts, Arrangements, Understandings, and Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

June 6, 2005
Date

/s/ Frederick L. Hickman
Signature

Frederick L. Hickman/President and Chief Executive Officer
Name/Title

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

NORTH PENN MUTUAL HOLDING COMPANY

The names, business address and present principal occupation of each director, executive officer and controlling person of North Penn Mutual Holding Company are set forth below. All persons are citizens of the United States.

Name	Business Address	Principal Occupation
Thomas A. Byrne	216 Adams Avenue Scranton, PA 18503-1692	Senior Vice President of North Penn Mutual Holding Company and North Penn Bancorp, Inc. and Senior Vice President for Commercial Lending of North Penn Bank.

Thomas J. Dziak	216 Adams Avenue Scranton, PA 18503-1692	Executive Vice President of North Penn Mutual Holding Company and North Penn Bancorp, Inc. and Executive Vice President and Senior Lending Officer of North Penn Bank.

Philip O. Farr	216 Adams Avenue Scranton, PA 18503-1692	Senior Vice President and Chief Financial Officer of North Penn Mutual Holding Company, North Penn Bancorp, Inc. and North Penn Bank.

Gordon S. Florey	216 Adams Avenue Scranton, PA 18503-1692	Director of North Penn Mutual Holding Company, North Penn Bancorp, Inc. and North Penn Bank. Retired.

Frederick L. Hickman	216 Adams Avenue	President and Chief Executive Officer of North Penn Mutual Holding Company, North Penn Bancorp, Inc. and North Penn Bank.

Herbert C. Kneller	216 Adams Avenue Scranton, PA 18503-1692	Director of North Penn Mutual Holding Company, North Penn Bancorp, Inc. and North Penn Bank. Project engineer at Hanson Aggregates Pennsylvania, Inc., which is a building material producer and roadway pavement contractor.

Frank H. Mechler	216 Adams Avenue Scranton, PA 18503-1692	Director of North Penn Mutual Holding Company, North Penn Bancorp, Inc. and North Penn Bank. Retired.

James W. Reid	216 Adams Avenue Scranton, PA 18503-1692	Director of North Penn Mutual Holding Company, North Penn Bancorp, Inc. and North Penn Bank. Partner in the law office of Oliver Price & Rhodes.

Otto P. Robinson	216 Adams Avenue Scranton, PA 18503-1692	Director of North Penn Mutual Holding Company, North Penn Bancorp, Inc. and North Penn Bank. President, Director and General Counsel of Penn Security Bank & Trust Co.

David Samuel	216 Adams Avenue Scranton, PA 18503-1692	Director of North Penn Mutual Holding Company, North Penn Bancorp, Inc. and North Penn Bank.
Retired.

John Schumacher	216 Adams Avenue	Chairman of the Board of Directors of North Penn Mutual Holding Company, North Penn Bancorp, Inc. and North Penn Bank.
Retired.

Kevin M. Lamont	216 Adams Avenue Scranton, PA 18503-1692	Director of North Penn Mutual Holding Company, North Penn Bancorp, Inc. and North Penn Bank. President of Millennium Health Services, Inc.